Mail Stop 3561

July 24, 2007

Via Fax and U.S. Mail

Steve Bailey
Senior Managing Director, Loan Administration
Countrywide Home Loans Servicing LP
4500 Park Granada
Calabasas, California

Re: CWABS Asset-Backed Certificates Trust 2006-12
Supplement No. 1 to Form 10-K for the fiscal year ended December 31, 2006
Filed March 27, 2007
File No. 333-131591-14

Dear Mr. Bailey,

We have reviewed your responses to the comments in our letter dated June 19, 2007 and have the following additional comments.

Form 10-K

Signatures

1. We note your response to our prior comment 1. However, we reissue the comment. We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity. Accordingly, please revise the signature block of your Form 10-K to clearly indicate that Steve Bailey is the senior officer in charge of the servicing function of the master servicer. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

General

2. We reissue the first part of our prior comment 7. You confirmed that the asset pool was finalized on the closing date, which was June 30, 2006. The final prospectus was then filed on July 5, 2006. The final prospectus supplement should include the final terms of a take down that are known or reasonably available. In this case, it appears you should have known that a pre-funding period would not be used and no proceeds would be deposited in the pre-funding account given that the closing date was 5 days before the filing of the final prospectus. Therefore, your final prospectus supplement should have disclosed this information. Refer to

Item 1111(g)(2) of Regulation AB. Please advise why this information was not disclosed in the 424(b) prospectus.

3. Also, we reissue our prior comment 8. We note your reference that the prospectus indicated that "the sum of the aggregate stated principal balance of the mortgage loans and any amounts on deposit in the pre-funding account will exceed the initial aggregate certificate principal balance by approximately $27,300,000." This brings the expected aggregate principal balance to $829,312,162. However, the principal balance as of June 30, 2006 is $1,300,000,000, or $470,687,838 more than the expected aggregate principal balance. This is an increase of approximately 57% of the stated principal amount in the final prospectus filed on July 5, 2006.

The size of the asset pool is a pool characteristic disclosure required by Item 1111(b)(2) of Regulation AB. Therefore, we do not understand your statement that "no material pool characteristic of the actual asset pool at the time of issuance differed by more than 5% from the description of the asset pool in the prospectus." Please advise why the actual size of the pool asset, which was known before the final prospectus was filed, was not disclosed in the final prospectus and why a Form 8-K was not filed within four business days. We may have further comments.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact H. Yuna Peng at (202) 551-3391or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 839-5599
        R.J. Carlson, Esq.